UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2026

Edward McGee
Chief Financial Officer
Grayscale Avalanche Trust (AVAX)
c/o Grayscale Investments Sponsors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

Re: Grayscale Avalanche Trust (AVAX)
Amendment No. 2 to Registration Statement on Form S-1
Filed December 23, 2025
File No. 333-289829

Dear Edward McGee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1

Forward-Looking Statements, page ii

1. We note your disclosure that "neither the Trust, the Sponsor, nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements." Please revise your disclosure as it is not appropriate to disclaim responsibility for disclosure in your registration statement.

Prospectus Summary
Trust Overview, page 1

2. We note your statement in the second full paragraph on page 2 that prior to the listing of the Shares on NASDAQ, the Sponsor *intends to* change the Index to CoinDesk AVAX CCIXber Reference Rate. We also note that your website (at https://www.grayscale.com/funds/grayscale-avalanche-trust) states that "[a]s of

10/1/2025 the Trust tracks CoinDesk AVAX CCIXber Reference Rate, prior to this date the Trust tracked the CoinDesk Avalanche Reference Rate." Please revise to reconcile and/or clarify your disclosures, as appropriate.

Staking, page 3

3. We note your disclosure in the first full paragraph on page 5 that the Sponsor, on behalf of the Trust, may be able to enter into other financing arrangements or implement other mechanisms to manage AVAX liquidity constraints, including entering into short-term financing arrangements with its Custodian to provide AVAX to the Trust for settlement of trades with the Trust's Liquidity Provider(s), if necessary. Please expand to discuss in greater detail how such short-term financing arrangements will operate, to the extent information is reasonably available.

4. Please revise to update your references on pages 5, 67 and 133 to NASDAQ's "proposed" generic listing standards.

Risk Factors
Risk Factors Related to Digital Assets
Staking may prove unattractive to validators..., page 28

5. We note that in response to prior comment 2, you have included disclosure in the last paragraph of this risk factor that the Sponsor generally will stake as much of the Trust's AVAX as is practicable (i.e., up to 100%) at all times, with the remainder of the Trust's AVAX remaining unstaked. While your revised disclosure quantifies the *maximum* amount of the Trust's AVAX that generally will be staked at all times, it does not appear to quantify or provide a range for the expected percentage of the Trust's AVAX that will remain unstaked in the ordinary course. Please revise to quantify or provide a range for the expected percentage of your assets to be held in the Liquidity Sleeve in the ordinary course, or explain why you are unable to do so.

Risk Factors Related to the Trust and the Shares
The Trust relies on third-party service providers to perform certain functions essential to the affairs of the Trust..., page 46

6. We note your disclosure that "the SEC has released proposed amendments to Rule 206(4)-2 that, if enacted as proposed, would amend the definition of a 'qualified custodian' under Rule 206(4)-2(d)(6)." Please revise to update the status of the proposed amendments you reference.

The lack of full insurance and shareholders' limited rights of legal recourse..., page 49

7. Please disclose here, if accurate, that the insurance and capital reserves maintained by the Custodian, Coinbase Custody Trust Company, LLC, are shared among all of its customers and therefore not specific to the Trust.

Business
Legal Proceedings, page 126

8. Please revise your disclosure related to the May 19, 2025 complaint to include the amounts Genesis Capital and Genesis Asia are seeking to recover. To the extent material, please also revise to include information regarding the corresponding legal complaint filed in the Delaware Chancery Court.

Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Daniel P. Gibbons